May 26, 2017

Via EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Entertainment Gaming Asia Inc.
Schedule TO-T/13E-3 filed on May 5, 2017

Schedule TO-T/13E-3 amd. 1 filed May 23, 2017

Filed by Melco International Development Ltd et al

File No. 5-56183

Dear Ms. Chalk:

On behalf of our clients, Melco International Development Limited (“Melco”) and EGT Nevada Holding Inc. (“EGT Nevada” and, together with Melco, the “Offerors”), set forth below are the Offerors’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated May 23, 2017 (the “Comment Letter”), with respect to the above referenced Schedule TO-T/13E-3 (as amended, the “Schedule TO”) and the Offer to Purchase, dated May 5, 2017, attached thereto as an exhibit (as amended, the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Attached hereto is Amendment No. 2 to the Schedule TO (“Amendment No. 2”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Tender Offer Materials.

Amendment 1 to Schedule 13E-3/TO-T filed May 23, 2017

1.	We note that you have amended the offer to eliminate the Minimum Condition. Your revised disclosure indicates that Purchaser will not consummate the Merger if you do not own 90% or more of the outstanding shares of Entertainment Gaming Asia Inc. (“EGA”) after the offer, which had been assured when the Minimum Condition was 90%. Because there is now no minimum tender condition and you state that you may not consummate a second-step, squeeze-out Merger, the filing persons must revise their fairness discussion. In this regard, your fairness determination had relied in part on the existence of the Minimum Condition which you specifically noted was not waivable (see first bullet point on page 7 of the original Offer to Purchase) and the second-step Merger which would occur after the offer (see the sixth bullet point on page 7). Both of these are no longer assured due to the changes you have made in the terms of the offer.

May 26, 2017

Response:

In response to the Staff’s comment, the disclosure on pages 6 and 7 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“In addition, ~~we~~Melco, Mr. Ho and Purchaser believe that the Offer is procedurally fair to unaffiliated stockholders of Entertainment Gaming, based on the following factors:

•	Each unaffiliated stockholder will be able to decide voluntarily whether or not to tender its Shares pursuant to the Offer.

~~•~~	~~The Offer is conditioned upon the Minimum Condition, which is not waivable.~~

•	Each unaffiliated stockholder is being treated equally in this Offer and is being provided the opportunity to sell its Shares if desired.

•	In deciding whether to tender, ~~we expect that~~ unaffiliated stockholders ~~will~~ have the opportunity to consider the ~~position of~~reasons that the Entertainment Gaming Board ~~on~~has determined to remain neutral in the Offer, as well as the ~~reasons for its position, which will be~~factors considered by the Entertainment Gaming Board, which are included in the Solicitation/Recommendation Statement on Schedule 14D-~~9~~9 filed by Entertainment Gaming on May 19, 2017.

•	The Offer will remain open for at least 20 business days, unless extended by us.

•	If we amend the Offer to include any material additional information, we will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the amended information.

•	If after the consummation of the Offer we and our affiliates collectively own at least 90% of the outstanding Shares, we will cause Entertainment Gaming to consummate the Merger promptly in which all remaining stockholders will receive the same price per Share as was paid in the Offer, without interest.

•	If we and our affiliates collectively own less than 90% of the Shares following the consummation of the Offer and, as a result, are unable to consummate the Merger, any unaffiliated stockholder of Entertainment Gaming who did not tender its Shares in the Offer will continue to be a stockholder of an entity controlled by Melco and will have the opportunity to participate in the future earnings, losses or liquidation proceeds, if any, of Entertainment Gaming.”

May 26, 2017

In further response to the Staff’s comment, the Offerors respectfully submit to the Staff that due to the inclusion of the additional disclosure listed above, the Offerors believe it is appropriate to retain the factor beginning “If after the consummation of the Offer we and our affiliates collectively own at least 90% of the outstanding Shares . . .” (the sixth bullet point on page 7 of the Offer to Purchase) in the analysis of procedural fairness.

2.	Similarly, the discussion of considerations related to the structure of the transaction on page 4 of the original Offer to Purchase relied in part on the existence of the back-end Merger and should be revised to reflect the new structure of the offer.

Response:

In response to the Staff’s comment, the disclosure on pages 4 and 5 of the Offer to Purchase, as amended by Amendment No. 1 to the Tender Offer Materials, has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“In structuring the transaction as a tender offer followed by a possible merger, we considered, among other things, the following:

•	A cash tender offer followed by a short-form merger is a transaction structure that is commonly used to effect an acquisition of the minority interests in a publicly traded company by a significant stockholder.

•	A cash tender offer would permit us to acquire the remaining interest in Entertainment Gaming not already owned by us or our affiliates on an expeditious basis and provide Entertainment Gaming’s unaffiliated stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	The Offer does not compel any stockholder to sell its Shares and provides liquidity to all minority stockholders of Entertainment Gaming even if some or a majority of minority stockholders do not tender their Shares.

•	A direct offer to stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger process, a vote of stockholders is required and voting rights are limited to those stockholders who held Shares on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

•	For a controlling stockholder that is seeking to acquire shares from a large number of public stockholders, open-market or privately-negotiated purchases would be less efficient, more complex and more time consuming than a tender offer.

Despite the benefits inherent in a tender offer followed by a short-form merger, we have decided not to condition the Offer on any minimum number of Shares being tendered in order to provide liquidity to any stockholder of Entertainment Gaming that wishes to sell his, her or its Shares for cash pursuant to the Offer, even if upon consummation of the Offer, Purchaser will not be able to complete the Merger.”

May 26, 2017

3.	Your revised fairness analysis should address fairness both to those shareholders who tender and those who may remain as target shareholders after the offer.

Response:

In response to the Staff’s comment, the disclosure on page 7 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in Response 1 to disclose that if the Merger is not consummated, any stockholder who did not tender its Shares in the Offer will continue to be a stockholder of an entity controlled by Melco and will have the opportunity to participate in the future earnings, losses or liquidation proceeds, if any, of Entertainment Gaming.

4.	Your fairness determination rested in part on the fact that unaffiliated shareholders would have the opportunity to consider the position of the EGA Board and the reasons for its position, which would be included in the company’s Schedule 14D-9 (see the third bullet point on page 7 of the initial Offer to Purchase). Since the Board has elected not to take a position on the offer, please address in the revised fairness analysis.

Response:

The Offerors respectfully submit to the Staff that the Offerors continue to believe the opportunity of stockholders to consider the position of the Entertainment Gaming Board and the reasons for its position disclosed in Entertainment Gaming’s Schedule 14D-9 is a factor which supports the fairness of the Offer. Entertainment Gaming has included a number of considerations in its Schedule 14D-9 which would be relevant to the decision of stockholders regarding the Offer, which we encourage stockholders to read.

5.	With respect to the revised fairness analysis, please advise how you will disseminate this new disclosure to shareholders and allow sufficient time for shareholders to consider it.

Response:

In response to the Staff’s comment, concurrently herewith the Offerors have filed with the Commission Amendment No. 2 via EDGAR, issued a press release disclosing the amended Offer, and extended the expiration date of the Offer by five business days to June 13, 2017. The information contained in the amendment was immediately available to all stockholders of Entertainment Gaming via the Internet on the Commission’s website, as well as on Entertainment Gaming’s website. The Offerors respectfully submit that such method was the most efficient and effective way to promptly disseminate the amended Tender Offer Materials to stockholders. In addition, because 11 business days remained between dissemination of the amended information and the expiration of the Offer, the Offerors believe the information was disseminated in a manner reasonably calculated to inform stockholders as required and with adequate time for stockholders to absorb the amended content.

May 26, 2017

6.	We note the new disclosure about the Purchaser’s plans for EGA after the offer if the Merger is not consummated. These include potentially engaging a liquidator to sell EGA as a whole, or selling its assets and liquidating the company. Please discuss the liquidation value of EGA as part of the fairness analysis. See Item 1014 of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 6 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“• As further detailed in the appendix to our preliminary non-binding proposal to the Entertainment Gaming Board, the Offer represents a premium over the net asset value of Entertainment Gaming based on the balance sheet data as of March 31, 2017 set forth in the press release issued on May 4, 2017 announcing Entertainment Gaming’s results of operations for the financial quarter ended March 31, 2017, as adjusted by certain assumptions and calculations by us. Because a liquidation sale would be unlikely to yield more than the book value of the assets of Entertainment Gaming, we believe the Offer also represents a premium over the liquidation value of Entertainment Gaming.”

Schedule 13E-3 filed May 5, 2017– General

7.	Tell us why you have not included Mr. Lawrence Yau Lung Ho as a filer on the Schedule 13E-3. In this regard, we note that Mr. Ho is Executive Chairman of the Board and CEO of Melco, which controls Entertainment Gaming Asia Inc. (“EGA”) and owns 52.51% of Melco’s ordinary shares outstanding. He is also a control person of several entities (Better Joy Overseas Ltd., Summit Ascent Holdings Ltd.) that are “substantial shareholders” of EGA.

Response:

In response to the Staff’s comment, the Offerors have revised the Tender Offer Materials to add Mr. Ho, Lawrence Yau Lung as a filer. As set forth in Amendment No. 2, based on his beliefs as to the reasonableness of the conclusions and analyses of Melco and EGT Nevada, Mr. Ho concurs with and expressly adopts the conclusions and analyses of Melco and EGT Nevada set forth in the Tender Offer Materials and agrees that the Offer is substantively and procedurally fair to the unaffiliated stockholders of Entertainment Gaming Asia Inc.

May 26, 2017

In further response to the Staff’s comment, the disclosure on page I-1 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Mr. Ho is Executive Chairman of the Board and Chief Executive Officer of Melco. Mr. Ho was appointed the group managing director of Melco in November 2001 after he completed a General Offer for shares of Melco. He was subsequently appointed as chairman and chief executive officer of Melco on March 15, 2006. He is the chairman of the executive committee, finance committee and regulatory compliance committee and a member of the corporate social responsibility committee of Melco and a director of certain subsidiaries of Melco. Mr. Ho is currently the co-chairman and chief executive officer of Melco Resorts & Entertainment Limited, a company listed on the Hong Kong Stock Exchange and the NASDAQ Global Select Market in the United States that holds one of six gaming concessions and subconcessions to develop, own and operate casino gaming and entertainment resort facilities in Asia. He is also the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Ho is a director of both Lasting Legend Ltd. and Better Joy Overseas Ltd., substantial shareholders of Melco~~Entertainment Gaming~~. Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China. Mr. Ho’s principal business address is 38th floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Mr. Ho is a Canadian citizen.”

8.	Tell us why you have not included as filers on the Schedule 13E-3 those executive directors and executive officers who are affiliated with both EGA and Melco or its affiliates. In this regard, we note that only one of EGA’s directors, Vincent L. DeVito, has no affiliation with Melco or its affiliates. For each affiliated officer or directors, explain their role with EGA/Melco after the offer, as well as any equity stake (quantified as a percentage of share ownership of the surviving entity) in Melco after the offer. Finally, as to each individual, describe their role in the tender offer, if any. We may have additional comments.

May 26, 2017

Response:

In response to the Staff’s comment, we respectfully submit to the Staff that those directors and executive officers who are affiliated with both Entertainment Gaming and Melco or its affiliates were not included as filers on the Tender Offer Materials because the Offerors do not view such directors and executive officers as being engaged in the Offer. These directors and executive officers do not control the Offerors, are acting solely at the direction of the Offerors in their capacity as employees of Melco, and, except for administrative tasks performed by Dennis Tam in his capacity as the sole director and officer of EGT Nevada, have not otherwise participated in the Offer. Although we expect such directors and executive officers to tender their Shares in the Offer due to the attractiveness of the Offer, neither Melco nor its affiliates have entered in any agreement, arrangement or understanding which would require such directors or executive officers to tender their Shares in the Offer, and we expect that they will each independently make a decision with respect to the Offer. Further, as set forth in Entertainment Gaming’s Schedule 14D-9, the directors who are affiliated with both Entertainment Gaming and Melco or its affiliates have publicly remained neutral with respect to the Offer. For these reasons, the Offerors believe that those directors and executive officers who are affiliated with both Entertainment Gaming and Melco or its affiliates are not engaged in the Offer and therefore are not required to be included as filers on the Tender Offer Materials.

In further response to the Staff’s comment, the disclosure on page 11 of the Offer to Purchase, as amended by Amendment No. 1 to the Tender Offer Materials, has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Executive Officers and Directors of Entertainment Gaming. Currently, five of the six directors of Entertainment Gaming are executive officers or directors of Melco and/or its affiliates, including Purchaser. According to Entertainment Gaming’s public filings with the SEC, three of the directors are considered independent as determined by the Entertainment Gaming Board under the rules of the NASDAQ. Certain of the executive officers of Entertainment Gaming are or have been affiliated with Melco and/or its affiliates. If the Offer is consummated, we expect that those directors and executive officers who are affiliated with both Entertainment Gaming and Melco or its affiliates will continue to serve in their current capacities as employees of Melco or its affiliates. Such directors and executive officers currently hold a limited number of shares of Melco, constituting, in the aggregate, less than one percent of the outstanding equity interests of Melco, and we expect that such directors and executive officers will continue to hold the same amount of equity following the Offer. Except with respect to certain immaterial administrative tasks, such directors and executive officers have not participated in this Offer on behalf of Melco or its affiliates.”

Offer to Purchase dated May 5, 2017 - Special Factors - Background of the Offer, page 3

9.	Expand this section to discuss any contacts between affiliates of Melco and EGA regarding a potential transaction prior to May 5, 2017.

May 26, 2017

Response:

In response to the Staff’s comment, the disclosure on page 3 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Due to persistently disappointing financial performance, which has caused Entertainment Gaming to trade at a discount to its underlying net asset value, Melco has from time to time evaluated strategic alternatives with respect to its investment in Entertainment Gaming, including a potential sale of Entertainment Gaming, the sale or liquidation of the assets of Entertainment Gaming or a potential acquisition of Shares not already owned by Melco or its affiliates.

Although these alternatives were considered, prior to commencement of the Offer Melco determined to seek to maximize the value of Entertainment Gaming through the exploration of various strategic acquisitions and dispositions. However, despite the collective efforts of management and the Entertainment Gaming Board, Entertainment Gaming has not been able to grow the business either organically or through acquisitions and has been unsuccessful in locating suitable acquisition targets, in particular in light of Entertainment Gaming’s limited scale and capitalization. As a result, Entertainment Gaming has consistently yielded disappointing financial results.

From time to time~~, Melco has~~ in the past, in the course of conversations with other stockholders, representatives of Melco have received unsolicited requests from certain unaffiliated stockholders of Entertainment Gaming seeking that Melco effectuate a strategic transaction with respect to Entertainment Gaming for the benefit of all stockholders of Entertainment Gaming, including requests that Entertainment Gaming return capital to stockholders or deploy capital in strategic transactions or that Melco acquire all outstanding Shares that it does not currently beneficially own.

Although Melco has considered strategic alternatives in the past, due to the significant costs and burdens of operating as a public company and the continually declining financial performance of Entertainment Gaming, including a decrease in revenue and a net loss from continuing operations in each of the past five fiscal years, Melco believes there may no longer be a viable path for continuing to operate Entertainment Gaming’s business as a standalone public entity and desires to provide liquidity for Entertainment Gaming stockholders who wish to sell their Shares.

May 26, 2017

As a result, during the week of April 17, 2017, representatives of Melco spoke with an unaffiliated officer and the unaffiliated director of Entertainment Gaming to discuss operational matters and to inform Entertainment Gaming that Melco was considering a transaction to acquire the remaining Shares of Entertainment Gaming it did not already beneficially own. Entertainment Gaming requested that, in light of potential conflicts of interest between Melco and the Entertainment Gaming directors (as described in “Special Factors—Section 10. Interests of Certain Persons in the Offer”), Entertainment Gaming did not believe it would be able to meaningfully negotiate the terms of any transaction with Melco, and instead requested that if Melco intended to acquire the remaining Shares, Melco make a unilateral tender offer.”

10.	See the fifth paragraph in this section. Describe the “strategic alternatives” Melco considered with respect to its investment in Entertainment Gaming. Identify the alternatives considered, when they were analyzed and why they were rejected in favor of this going private transaction. (See additionally our comment above regarding the new disclosure about alternatives in the amended offer materials filed on May 23, 2017).

Response:

In response to the Staff’s comment, the disclosure on page 3 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in response 9 above.

11.	Your expanded Background section should describe the “unsolicited requests from stockholders of Entertainment Gaming” received by Melco regarding an acquisition of EGA. Who made these requests? When were they made? What was the context in which they were made? Were any of the requesting parties affiliates (by shareholding or otherwise) of either Melco or EGA?

Response:

In response to the Staff’s comment, the disclosure on page 3 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in response 9 above.

12.	State the reasons for engaging in this going private transaction now, as opposed to other times in EGA’s history after Melco became a majority owner or before that time.

Response:

In response to the Staff’s comment, the disclosure on page 3 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in response 9 above.

May 26, 2017

Our Position Regarding the Fairness of the Offer, page 6

13.	At the forepart of this section, define exactly which parties are expressing the position on fairness and the analysis that follows.

Response:

In response to the Staff’s comment, the Tender Offer Materials have been revised in Amendment No. 2 to clarify that the position on fairness and the analysis set forth in the section of the Offer to Purchase titled “Our Position Regarding the Fairness of the Offer” are being expressed by Melco, Mr. Ho and EGT Nevada, including by revising the disclosure on page 6 of the Offer to Purchase as set forth in the following marked excerpt:

“Under the SEC rules governing “going private” transactions, ~~we~~Melco, Mr. Ho and Purchaser are required to express ~~our~~their belief as to the fairness of the Offer to the “unaffiliated security holders” (as defined in Rule 13e-3 under the Exchange Act) of Entertainment Gaming. ~~We~~ Melco, Mr. Ho and Purchaser are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. ~~Our~~The views of Melco, Mr. Ho and Purchaser should not be construed as a recommendation to any stockholder as to whether or not that stockholder should tender its Shares in the Offer.

~~We~~Melco, Mr. Ho and Purchaser believe that the Offer is substantively fair to unaffiliated stockholders of Entertainment Gaming. ~~We base our~~This belief is based on the following factors, each of which, in our judgment, supports our view as to the fairness of the Offer:”

14.	Generally all of the factors included in the Instruction 2 to Item 1014 are considered material in assessing the fairness of the transaction to unaffiliated shareholders. To the extent any factor is not considered material in the context of your offer or was considered but given little weight, this can be important information for shareholders. Please revise to describe how each filing person considered each of the factors listed, or if they did not, explain why.

Response:

In response to the Staff’s comment, the disclosure on page 7 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

May 26, 2017

“As described above, current market prices, historical market prices, net book value (described as net asset value) and liquidation value were factors in determining the fairness of the Offer. In reaching our conclusion as to fairness, we did not consider ~~the liquidation value of Entertainment Gaming. The liquidation value was not considered~~: (i) any third party report, opinion or appraisal; (ii) a specific going concern value; (iii) purchase prices paid in previous purchases of Shares; or (iv) any firm offers made by any unaffiliated person during the past two years.

We did not consider a specific going concern value in our consideration of fairness because Entertainment Gaming ~~is a going concern and we have no plans to liquidate Entertainment Gaming. Therefore, we believe that the liquidation value of Entertainment Gaming is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders~~has experienced net losses from continuing operations in each of the past five fiscal years and, as such, do not believe a going concern valuation is meaningful. In addition, we neither sought nor received any third party report, opinion or appraisal in connection with the Offer.”

15.	See our comment above regarding the possible intent to liquidate EGA after the offer if the Purchaser does not acquire sufficient shares in the amended offer without a minimum tender condition to consummate the Merger. This seems to contradict the disclosure on page 7, third paragraph from the bottom regarding no intent to liquidate. Please revise or advise.

May 26, 2017

Response:

In response to the Staff’s comment, the disclosure on pages 6 and 7 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in responses 6 and 14 above, respectively.

In further response to the Staff’s comment, as set forth in the amended section of the Offer to Purchase titled “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” the Offerors respectfully submit to the Staff that if, following consummation of the Offer, the Offerors own less than 90% of the Shares and are unable to consummate the Merger, the Offerors will consider all potential alternatives with respect to their stake in Entertainment Gaming, which may include a liquidation or sale, even though such alternatives would likely result in a per Share loss to the Offerors when compared to the value of any consideration paid in the Offer. As described in Melco’s letter to the Entertainment Gaming Board dated May 23, 2017, which was filed as Exhibit 6 to Melco’s amended Schedule 13-D, the Offerors are seeking to provide liquidity to Entertainment Gaming stockholders at $2.35 per Share, but would be prepared to sell their stake for a price less than the price per Share in the Offer.

16.	We note the statement in the second to last paragraph on page 7 that in your judgment, “the prices paid in the past for Shares are not indicative of the value of the Shares as of the date of this Offer in light of Entertainment Gaming’s current business operations and future prospects.” Please elaborate to describe the specific factors, including in the company’s future prospects, that have changed in your view.

Response:

In response to the Staff’s comment, the disclosure on page 7 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“While we considered the trading history of the Shares, and noted that in certain instances it reflected prices above the Offer Price, we concluded that these factors were not conclusive in determining current value. In our judgment, the prices paid in the past for Shares are not indicative of the value of the Shares as of the date of this Offer in light of Entertainment Gaming’s current business operations and future prospects. Entertainment Gaming has minimal ongoing operations and has experienced a decline in revenue in each of the past five fiscal years. In addition, we do not currently expect a material improvement of the financial performance of Entertainment Gaming if it continues to operate as a standalone public company. As a result, we believe the current net asset value of Entertainment Gaming is a more appropriate indicator of value than the prices paid in the past for Shares.”

May 26, 2017

Certain Information Concerning Entertainment Gaming, page 23

17.	Refer to the disclaimer about information concerning EGA in the first paragraph on page 24. Since Purchaser’s affiliates control EGA, please delete or revise.

Response:

In response to the Staff’s comment, the disclosure on pages 23 and 24 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Except as specifically set forth herein, the information concerning Entertainment Gaming contained in this Offer to Purchase has been taken from or is based upon information furnished by Entertainment Gaming or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth herein is qualified in its entirety by reference to Entertainment Gaming’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge indicating that any statements contained herein based on such documents and records are untrue. ~~However, we do not assume any responsibility for the accuracy or completeness of the information concerning Entertainment Gaming, whether furnished by Entertainment Gaming or contained in such documents and records, or for any failure by Entertainment Gaming to disclose events which may have occurred or which may affect the significance or accuracy of any such information but are unknown to us.~~”

18.	For the same reason, please advise why you cannot obtain ratio of earnings to fixed charges or book value figures for your interest in EGA.

Response: In response to the Staff’s comment, the disclosure on page 24 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Based on Entertainment Gaming’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, the book value per Share of Entertainment Gaming as of March 31, 2017 was approximately $2.06. Book value per Share, a non-GAAP financial measure often used by investors, was calculated by dividing total stockholders’ equity, a GAAP financial measure, by the number of Shares outstanding, in each case as reported in the March 31, 2017 Form 10-Q. Entertainment Gaming does not report its book value ~~or~~per Share ~~in the reports it files with the SEC and therefore such items are not set forth herein~~, and the measure is included herein solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

May 26, 2017

Entertainment Gaming historically has not reported a ratio of earnings to fixed charges per Share based on publicly available information. However, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Entertainment Gaming disclosed a loss per Share from continuing operations of 0.37, 0.27 and 0.36 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively.”

Source and Amount of Funds, page 25

19.	Identify the “affiliates” referenced at the top of page 26 in this section that may provide funds to purchase tendered shares. In your response letter, explain why they are not bidders in this offer or include them as such. We may have further comments.

Response:

In response to the Staff’s comment, the disclosure on pages 25 and 26 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“We will require approximately $12.5 million to purchase all Shares validly tendered and not properly withdrawn in the Offer, to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer and to pay related fees and expenses. The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from ~~our~~Melco’s cash ~~and cash equivalents on hand and from funds contributed to us from our affiliates, including Melco~~on hand. Consummation of the Offer is not subject to any financing condition.”

In further response to the Staff’s comments, the Offerors respectfully submit to the Staff that Melco has available cash on hand to fund the purchase of all Shares and will not require cash from any affiliates.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-2310.

Sincerely,

/s/ J. Alan Bannister

J. Alan Bannister

cc:	Evan Andrew Winkler

  Melco International Development Limited

Exhibit A

Acknowledgement

Each of the undersigned hereby acknowledges that (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Tender Offer Materials; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Tender Offer Materials; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EGT NEVADA HOLDING INC.

By:	/s/ Dennis Tam
Name: Dennis Tam
Title: Director

MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Evan Andrew Winkler
Name: Evan Andrew Winkler
Title: Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung